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                              Subsidiaries



The Company has one subsidiary, First Citizens National Bank, Dyersburg, Tennessee. The Company is the sole shareholder of the Bank. First Citizens National Bank is a National Bank organized under the authority of the Comptroller of the Currency.

On January 28, 1985, First Citizens Financial Plus, Inc. was chartered in the State of Tennessee as a wholly-owned subsidiary of First Citizens National Bank for the purpose of providing investment advisory service to the community. The Corporation's registration with the Securities and Exchange Commission as an investment advisor was effective February 21, 1985.

On December 19, 1988 First Citizens Financial Plus, Inc.
received notification from the National Association of Securities Dealers that the Company's registration as a broker/dealer was effective. As a result, in addition to being an investment advisor, the Company is now a full service introducing broker/dealer.

On August 19, 1996, Delta Finance, Inc. was chartered in the State of Tennessee as a wholly-owned subsidiary of First Citizens National Bank for the purpose of providing consumer financial services to the community. Delta Finance will operate as an Industrial Loan and Thrift Company pursuant to Tennessee Code Annotated Section 45-5-101 and to acquire by purchase, lease or otherwise, and to hold, operate, manage, develop, encumber and otherwise deal with any and all kinds of real and personal property and to engage in any business not prohibited by law under the laws of Tennessee; and to do any and all things necessary or incidental in the operation of such business or businesses.

On February 9, 1998, White and Associates/First Citizens Insurance, LLC was chartered in the State of Tennessee as a Limited Liability Company of Dyersburg Insurance Agency and
First Citizens Insurance Interim        Inc. For the purpose
of providing general insurance services to the community.